

September 17, 2020

David Chen
Chief Executive Officer
Token Communities Ltd.
136-20 38th Avenue, Suite 9C
Flushing, NY 11354

> **Re: Token Communities Ltd.**
> **Form 8-K**
> **Filed July 27, 2020**
> **File No. 000-55688**

Dear Mr. Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey M. Stein